SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2022, incorporated by reference herein:
Exhibit

99.1

Release

dated

May

04,

2022,

“OPERATING

UPDATE

FOR

THE

QUARTER

ENDED

31
MARCH 2022”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 04, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
OPERATING UPDATE

FOR THE QUARTER ENDED 31 MARCH 2022
The operating update of the Company for the quarter

ended 31 March 2022 is as follows:
Quarter Quarter
31 MAR 2022 31 DEC 2021 % Change
Production
Gold produced kg 1,391 1,437 (3%)
oz 44,722 46,201 (3%)
Gold sold kg 1,377 1,463 (6%)
oz 44,272 47,037 (6%)
Ore milled
Metric (000't)

6,659 7,045 (5%)
Yield Metric (g/t) 0.209 0.204 2%
Price and costs
Average gold price received R per kg 914,864 885,681 3%
US$ per oz 1,871 1,785 5%
Adjusted EBITDA * Rm 367.3 380.0 (3%)
US$m 24.1 24.6 (2%)
Cash operating costs R/t 127 118 8%
US$/t 8.3 7.6 9%
Cash operating costs R per kg 605,011 586,330 3%
US$ per oz 1,237 1,182 5%
All-in sustaining costs ** R per kg 677,996 681,887 (1%)
US$ per oz 1,387 1,375 (1%)
All-in costs ** R per kg 735,948 709,706 4%
US$ per oz 1,505 1,431 5%
Capital expenditure
Sustaining Rm 36.6 70.2 (48%)
US$m 2.4 4.5 (47%)
Non-sustaining/growth Rm 67.0 23.6 184%
US$m 4.4 1.5 193%
Average R/US$ exchange rate 15.21 15.43 (1%)
Rounding of figures may result in computational discrepancies
* A
djusted earnings

before interest,

taxes, depreciation

and amortisation

("
Adjusted EBITDA
") may

not be

comparable to
similarly titled measures of

other companies. Adjusted EBITDA

is not a measure

of performance under International

Financial
Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for,

other measures of financial
performance and liquidity.

**
All-in cost definitions

based on

the guidance

note on non-GAAP

Metrics issued by

the World Gold

Council on

27 June 2013
.

Gold production

decreased by 3%

from the

previous quarter to

1,391kg primarily due

to a

5% decrease in

tonnage
throughput,

despite a 2% increase in yield. Gold sold decreased

by 6% to 1,377kg.

As a result of

the above, the

cash operating costs

per kilogram of

gold sold increased

by 3% from

the previous
quarter to R605,011/kg.

The cash operating costs per ton of material processed

increased by 8% to R127/t.
All-in sustaining costs per kilogram was R677,996/kg,

decreasing quarter on quarter mainly due to a decrease in
sustaining capital expenditure

.

All-in costs per

kilogram was R735,948/kg,

increasing quarter

on quarter mainly
due to increased

non-sustaining capital expenditure.
Adjusted EBITDA decreased by

3% from the previous

quarter to R367.3 million

primarily due to a

6% decrease
in gold sold,

which was in part offset by a 3% increase

in the average Rand gold price received to R914,864/kg

.
Cash

and

cash

equivalents

increased

by

R70.4

million

to

R2,309.5

million

as

at

31

March

2022
(31 December 2021: R2,239.1 million) after paying the interim cash dividend of R167.8 million for the six months
ended 31 December 2021.

External borrowings remained at

Rnil as at 31

March 2022 (31 December 2021: Rnil).
The Company

remains

in a

favourable

position to,

in the

absence of

unforeseen

events, consider

declaring a
final cash dividend in or around August 2022.
The

information

contained

in

this

announcement

does

not

constitute

an

earnings

forecast.

The

financial
information

provided

is

the

responsibility

of

the

directors

of

DRDGOLD,

and

such

information

has

not

been
reviewed or reported on by the Company’s auditors.
Johannesburg
4 May 2022
Sponsor
One Capital